

September 6, 2006

<u>Via Facsimile (650) 324-0638 and U.S. Mail</u>

Sarah A. O'Dowd
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, California 94025

RE: **Threshold Pharmaceuticals, Inc.**
          Schedule TO-I filed August 25, 2006
          File No. 5-81377

Dear Ms. O'Dowd:

We have the following comments on the above-referenced filing.

Schedule TO

Item 4

1.   Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the consideration to be given to holders. It is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e). Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer.

Item 10

2.   Pleased be advised the staff considers financial information material to an option holder's investment decision. Accordingly, comply with Item 10 of Schedule T-O. If Threshold intends to incorporate financial information by reference, the summary financial information called for by Instruction 6 to Item 10 of Schedule T-O must be disseminated.

Acceptance of Options for Exchange and Issuance of Replacement Options, page 11

3.   We note your statement that you will cancel options "as promptly as practicable" after expiration and that you will grant the replacement options after cancellation of the options accepted for exchange. Please revise your disclosure to reflect that you will grant

the new options "promptly" after expiration and not "as promptly as practicable." Refer to Rule 14e-1(c).

4. We note your statement that you "will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, when we cancel such options." This statement implies that you may choose to not accept validly tendered options at some point after expiration of the offer. Please revise.

Price Range of Common Stock Underlying the Options, page 12

5. Consider correcting the typographical error in the phrase "Quarter ended June 30, 3006."

Additional Information, page 18

6. Please be advised that if you intend to incorporate your previous filings into the Schedule TO**,** you must state so explicitly.

Conditions of the Offer, page 21

7. We note your statement that you may assert conditions "regardless of the circumstances giving rise thereto. If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a "fraudulent, deceptive or manipulative" practice within the meaning of Section 14(e). We do not believe this concern is adequately addressed by the penultimate sentence on page 22. Please revise your disclosure accordingly.

8. Refer to conditions (b). The statement that an event "might directly or indirectly" have a subsequently listed effect is extremely broad and vaguely drafted. While we have permitted offer conditions premised on the existence of a material adverse change your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this condition. Similarly, condition (b)(iii) appears overly broad.

9. Refer to condition (c). While we have permitted offer conditions premised on the existence of a material adverse change your condition as currently written goes well beyond such a limit. Please revise to define your conditions with greater specificity. For instance, the USGS estimates that several million earthquakes occur annually.

10. The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

September 6, 2006

11.   We note your statement that your determinations "will be final and binding upon all persons." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

<u>Closing Information</u>

Please amend the your filing to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

                                          Sincerely,

                                          Michael Pressman
                                          Special Counsel
                                          Office of Mergers & Acquisitions